DSW INC.
810 DSW Drive
Columbus, Ohio 43219
August 3, 2007
William H. Thompson
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549
Re:	DSW Inc. Form 10-K for the Fiscal Year Ended February 3, 2007 Filed April 5, 2007 Form 10-Q for the Fiscal Quarter Ended May 5, 2007 File No. 1-32545
Dear Mr. Thompson:
This letter is in response to your letter, dated July 17, 2007, relating to DSW Inc.’s (“DSW”) Form 10-K for the fiscal period ended February 3, 2007 and Form 10-Q for the fiscal quarter ended May 5, 2007. We have numbered our responses to correspond with the comments provided by you. For ease of review, we have included each of your comments in italics and DSW’s response below it. When possible, we have included the relevant passage from the Form 10-K with our proposed changes. All deletions are in brackets and all additions are in all capital letters.
We respectfully respond to your comments as follows:
Form 10-K for Fiscal Year Ended February 3, 2007
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24
1. We note your disclosure of net sales per average gross square foot in selected financial data on page 23. Please explain to us and disclose why changes in sales per average gross square foot do not correspond to changes in comparable store sales for the years presented. In addition, please quantify in dollars comparable store sales for each year in your discussions and analysis of net sales.

Response:
     Changes in net sales per average gross square foot do not correspond to changes in comparable store sales presented within the selected financial data of the Form 10-K due to the following:
•	The net sales per average gross square foot calculation only includes DSW stores while the comparable store sales calculation includes both DSW stores and the leased shoe departments.

•	The net sales per average gross square foot calculation includes both comparable and non-comparable DSW stores, with comparable stores defined as those stores open for at least 14 months at the beginning of the fiscal year.

•	The fiscal year 2006 net sales per average gross square foot calculation includes 53 weeks of sales, while the fiscal year 2006 comparable store sales calculation only includes sales for the first 52 weeks.
     In future filings DSW will disclose the increase in comparable store sales in dollars in its discussion and analysis of net sales. The revised disclosure will appear as follows: “Our comparable store sales in fiscal 2006 improved 2.5%, OR $26,806,683, compared to the previous fiscal year.”
Financial Statements
Note 3. Related Party Transactions, page F-13
2. As you disclose that estimates for self-insurance programs are determined by independent actuaries please name and file the written consent of the actuaries to whom you refer. Alternatively, please remove the reference to the actuaries. Refer to Section 436(b) of Regulation C and Section 7(a) of the Securities Act of 1933.
Response:
     DSW will remove the reference to the actuaries in future filings. The revised wording will appear as follows: “The Company participated in SSC’s self insurance program for general liability, casualty loss and certain state workers’ compensation programs, which participation ended in fiscal 2003. While the Company no longer participates in the program, it continues to remain responsible for liabilities it incurred under the program. The Company expensed an immaterial amount in fiscal 2006, 2005, and 2004, respectively, for such programs. Estimates for self-insured programs are determined [by independent actuaries] based on actuarial assumptions, which incorporate historical incurred claims and incurred but not reported (“IBNR”) claims.”

Note 7. Long-Term Obligations, page F-19
3. Reference is made to your disclosure regarding the restrictive covenants of the new secured revolving credit facility regarding payment of cash dividends. Please tell us the extent to which your consolidated subsidiaries are restricted from transferring funds to you in the form of loans, advances or cash dividends without the consent of the lender. If restricted net assets of your consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of fiscal 2006 please provide the condensed financial information required by Rule 12-04 of Regulation S-X. Refer to Rule 5-04 of Regulation S-X.
Response:
     The restrictive covenants regarding the payment of cash dividends relate only to dividends payable by DSW DSW’s subsidiaries are not restricted from transferring funds to DSW in the form of loans, advances or cash dividends. As there are no such restrictions, the condensed financial information required by Rule 12-04 of Regulation S-X is not required.
Note 14. Supplemental Disclosures of Cash Flow Information, page F-25
4. Reference is made to your disclosure on pages 21 and 33 regarding intercompany indebtedness incurred to fund dividends to Retail Ventures. Please disclose these non-cash financing activities as required by paragraph 32 of SFAS 95.
Response:
     In future filings we will disclose the non-cash financing activities within the Supplemental Disclosures of Cash Flow Information. The disclosure within the footnote will appear as follows:

	February 3,	January 28,	January 29,
	2007	2006	2005
	(in thousands)
Noncash financing activities:
Issuance of intercompany notes payable for dividends declared to parent	$—	$190,000	$—
Exhibits 31.1 and 31.2
5. Please revise the certifications to conform exactly to the certification in Item 601(b)(31) of Regulation S-X. In that regard, please refer to the most recent fiscal quarter as opposed to the fourth fiscal quarter and include the parenthetical language omitted from paragraph 4(d) of the certifications.
Response:
     DSW will conform the noted certifications to the exact certification in Item 601(b)(31) of Regulation S-K in future filings.

Form 10-Q for Fiscal Quarter Ended May 5, 2007
6. Please address the comments above in future filings as applicable.
Response:
     DSW will address the above comments in future filings.
In connection with our response to your letter, we hereby acknowledge that:
•	DSW is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	DSW may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
DSW further understands that the Division of Enforcement has access to all information provided to the Staff of the Division of Corporation Finance in the Staff’s review of DSW’s filings or in response to the Staff’s comments on DSW’s filings.
Please direct any questions, comments or requests for additional information to the undersigned at (614) 872-1250 or fax number (614) 872-1349.
Thank you in advance for your courtesy and cooperation.
Very truly yours,
/s/Douglas J. Probst
Douglas J. Probst
Chief Financial Officer